UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934


                  REGENT ASSISTED LIVING, INC.
                        (Name of Issuer)

              Common Stock, no par value per share
                 (Title of Class of Securities)

                            758949101
                         (CUSIP Number)

                        November 5, 1998
                  (Date of Event which Requires
                    Filing of this Statement)



    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]   Rule 13d-1(b)
   [X]   Rule 13d-1(c)
   [ ]   Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Page 1 of 6
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CUSIP No. 758949101        SCHEDULE 13G              Page 2 of 6



 1    Name Of Reporting Person             ASTORIA CAPITAL PARTNERS, L.P.

      IRS Identification No. Of Above Person
      94-3160631

 2    Check The Appropriate Box If A Member Of A Group          (a)  [ ]
                                                                (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

                    5    Sole Voting Power                        337,000
   NUMBER OF
     SHARES         6    Shared Voting Power                          -0-
  BENEFICIALLY
 OWNED BY EACH      7    Sole Dispositive Power                   337,000
   REPORTING
  PERSON WITH       8    Shared Dispositive Power                     -0-

  9    Aggregate Amount Beneficially Owned By Each Reporting
       Person 							  337,000

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*								J

 11    Percent Of Class Represented By Amount In Row 9               7.3%

 12    Type Of Reporting Person*                                       PN


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CUSIP No. 758949101        SCHEDULE 13G              Page 3 of 6


        Item 1(a).  Name of Issuer.

                    Regent Assisted Living, Inc. (the
                    "Issuer").

        Item 1(b).  Address of Issuer's Principal Executive
                    Offices.

                    121 S.W. Morrison Street, Suite 1000,
                    Portland, Oregon  97204

        Item 2(a).  Names of Persons Filing.

                    Astoria Capital Partners, L.P.

        Item 2(b).  Address of Principal Business Office
                    or, if none, Residence.

                    The business address of Astoria Capital
                    Partners, L.P. is 6600 SW 92nd Avenue,
                    Portland, Oregon  97223.

        Item 2(c).  Citizenship.

                    Astoria Capital Partners, L.P. is a
                    California limited partnership.

        Item 2(d).  Title of Class of Securities.

                    Common Stock, no par value ("Common
                    Stock").

        Item 2(e).  CUSIP Number.

                    758949101

        Item 3.If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or
               (c), check whether the person filing is a:

           (a)  [ ] Broker or dealer registered under
           section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

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CUSIP No. 758949101        SCHEDULE 13G              Page 4 of 6


           (c)  [ ] Insurance company as defined in
           section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d)  [ ] Investment company registered under
           section 8 of the Investment Company Act of 1940
           (15 U.S.C. 80a-8).

           (e)  [ ] An investment adviser in accordance
           with Section 240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with
           Section 240.13d-1(b)(1)(ii)(F);

           (g)  [ ] A parent holding company or control
           person in accordance with
           Section 240.13d-1b)(1)(ii)(G);

           (h)  [ ] A savings associations as defined in
           Section 3(b) of the Federal Deposit Insurance
           Act (12 U.S.C. 1813);

           (i)  [ ] A church plan that is excluded from
           the definition of an investment company under
           section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j)  [ ] Group, in accordance with
           Section 240.13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to
          Section 240.13d-1(c), check this box.  [X]

        Item 4.Ownership.

                    Reference is hereby made to Items 5-9
                    and 11 of page two (2) of this
                    Schedule 13G, which Items are
                    incorporated by reference herein.

        Item 5.Ownership of Five Percent or Less of a
               Class.

                    Not applicable.



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CUSIP No. 758949101        SCHEDULE 13G              Page 5 of 6


        Item 6.Ownership of More Than Five Percent on
               Behalf of Another Person.

                    Not applicable.

        Item 7.Identification and Classification of the Subsidiary Which Acquired the Security
               Being Reported on by the Parent Holding
               Company.

                    Not applicable.

        Item 8.Identification and Classification of
               Members of the Group.

                    Not applicable.

        Item 9.Notice of Dissolution of Group.

                    Not applicable.

        Item 10.    Certifications.

                By signing below, Astoria Capital
                Partners, L.P. certifies that, to the best of its knowledge and belief, the securities referred to above on page two
                (2) of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 758949101        SCHEDULE 13G              Page 6 of 6


                            Signature

        After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

        DATED:  December 16, 1998

                              ASTORIA CAPITAL PARTNERS, L.P.



                              /s/ Richard W. Koe
			      _______________________________
                              By: Richard W. Koe
                              Its: General Partner